March 28, 2019


Bissie K. Bonner
Willkie, Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019-6099

Re:    BlackRock Science and Technology Trust II
       SEC File Numbers: 333-229897; 811-2328

Dear Ms. Bonner:

        We have reviewed the registration statement of BlackRock Science and Technology Trust II, (the "Fund") filed on February 27, 2019 on Form N-2 under the Securities
Act of 1933 (the "1933 Act") and the Investment Company Act of 1940. The Fund filed the registration statement to register common shares. We have the following comments.

                                            Prospectus

Cover Page

       1. Limited Term and Eligible Tender Offer, Please put the last three sentences of this paragraph about this Trust not being a "target date", "target term" or "life cycle" fund in bold.

                                       Prospectus Summary

Limited Term and Eligible Tender Offer, pages 1-3

        2. Please print in bold the last paragraph under this heading that states that the Fund is not a "target term", "target date", or "life cycle" fund.

Summary of Trust Expenses, pages 34-35

       3. Please confirm in your response letter to the staff that short expenses (i.e., dividends paid on the stocks sold short) are in the fee table.
       4. The prospectus states that the Fund can invest in open- or closed-end investment companies, including exchange-traded funds and business development companies. The fee table does not include a line item for Acquired Fund Fees and Expenses ("AFFE"). In the event the
AFFE incurred exceeds 0.01% of the average net assets of the Fund, please include these fees and expenses in a separate line in the fee table.
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       5. Please furnish the staff a completed fee table at least a week before acceleration is requested for this filing. We may have further comments.
                         Statement of Additional Information ("SAI")

Management of the Trust, pages S-33   S-35

        6. The information about the Trustees and portfolio managers should be furnished by a pre-effective amendment.

                                       General Comments

       7. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

        8. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

       9. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

       10. If the Fund intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, before filing the Fund's final pre-effective amendment.

        Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

       In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact the undersigned at (202) 551-6961 should you have any questions regarding this letter.

                                        Sincerely,

                                       /s/ John Grzeskiewicz

                                        John Grzeskiewicz
                                        Senior Counsel
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